Exhibit 99.1

MEDIA ADVISORY

Call-Net Enterprises to release Q1 results on
Tuesday, May 3, 2005

TORONTO, ON - April 21, 2005 - Call-Net Enterprises Inc. (TSX: FON, FON.NV.B) will release its first quarter results on Tuesday, May 3, 2005 at 12:00 noon. Later the same day, the Company will hold a quarterly teleconference call.

Date:	Tuesday, May 3, 2005
Time:	2:00 p.m. ET
Participants:	Bill Linton, president and chief executive officer
Roy Graydon, executive vice president & chief financial officer
Access Number:	1-877-888-3490
Confirmation:	T563595S
Webcast:	www.callnet.ca or
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=935880

To participate in the conference call, please call the access number 10 minutes prior to the scheduled start time and request Call-Net's first quarter results teleconference. If you require assistance during the conference call, you can reach an operator by pressing '0'.

A replay of the conference call will be available as follows:
Replay:	1-888-509-0081 until May 11, 2005.
Archive:	The audio webcast will be archived at www.callnet.ca

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home, long distance, dial-up Internet and wireless phone services to consumers and local, long distance, toll free, enhanced voice, data and IP services to businesses of all sizes across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit the Company's web sites at www.callnet.ca and www.sprint.ca.

For further information:
Karen O'Leary
(416) 718-6445
karen.oleary@sprint-canada.com